Exhibit 99.1

For Immediate Release

NOVADAQ to Release Fourth Quarter and Full Year 2014 Financial Results on

February 25, 2015 – Conference Call to Follow

Toronto, Ontario – February 10, 2015 - Novadaq® Technologies Inc. (“NOVADAQ” or the “Company”) (NASDAQ:NVDQ;TSX:NDQ), the leading developer and provider of clinically relevant fluorescence imaging solutions for use in surgical and diagnostic procedures, will announce its fourth quarter and full year 2014 financial results on Wednesday, February 25, 2015.

NOVADAQ President and CEO, Dr. Arun Menawat and CFO, Roger Deck, will host a conference call at 4:30 p.m. ET to review the financial results and discuss business developments in the period.

Fourth Quarter and Full Year 2014 Results Conference Call Details:

Date:	Wednesday, February 25, 2015
Time:	4:30 p.m. ET
Live Call:	1-877-407-8031 (Canada and the United States)
1-201-689-8031 (International)
Replay:	1-877-660-6853 (Canada and the United States)
1-201-612-7415 (International)
Conference code: 13601196

The call will also be broadcast live and archived on the Company’s website at novadaq.com under the “Events” tab in the Investor’s section. A replay of the call will be available for download to a portable audio player or computer, as an MP3 or podcast file, at the same location on NOVADAQ’s website.

About Novadaq Technologies Inc.

Enabling medical professionals with clinically relevant, point-of-care imaging solutions to enhance the lives of patients and their caregivers, while reducing health care costs, is NOVADAQ’s global mission. SPY fluorescence imaging technology provides surgeons with real-time visualization, leading to improved outcomes and reduced costs without exposing the patient to radiation. More than 110 peer-reviewed publications demonstrate that the use of SPY imaging technologies during complex surgery and diagnostic procedures, leads to lower rates of post-operative complications and lower hospital costs.

SPY Imaging Systems are United States Food and Drug Administration 510(k) cleared for use in seven surgical specialties. The endoscopic version of SPY called PINPOINT, combines the capabilities of SPY Imaging with high definition (“HD”) visible light visualization offered by conventional endoscopes. LUNA is used to assess perfusion in patients being treated for non-healing wounds. In December 2014, NOVADAQ and LifeNet Health jointly announced the signing of a multi-year agreement appointing NOVADAQ the exclusive worldwide distributor of LifeNet Health’s DermACELL acellular tissue products for wound and breast reconstruction surgery.

Forward-Looking Statements

Certain statements included in this press release may be considered forward-looking. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on NOVADAQ’s current beliefs as well as assumptions made by and information currently available to NOVADAQ and relate to, among other things, the Company’s strategy, strategic goals, research and development activities, research and clinical testing outcomes, taxes, capital expenditures, future operations, future financial position, future revenues/results, projected costs, prospects and plans and objectives of management.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by NOVADAQ in its public securities filings available at www.sec.gov and www.sedar.com, actual events may differ materially from current expectations. NOVADAQ disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

NOVADAQ, SPY and PINPOINT are registered trademarks of Novadaq Technologies Inc. LUNA is a trademark of Novadaq Technologies Inc. LifeCell is a trademark of LifeCell Corporation. DermACELL is a registered trademark of LifeNet Health.

For more information, please contact:

Stephen Kilmer

Investor Relations

1-647-872-4849

skilmer@novadaq.com